Viking Systems, Inc. Form 12b-25 for its 9/30/06 10-QSB

TYPE: NT 10-QSB
SEQUENCE: 1
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING    SEC File Number 00-49636
☐ Form 10-K and Form 10-KSB      ☐ Form 20-F      ☒ Form 10-Q and Form 10-QSB      ☐ Form N-SAR

 For Period Ended: September 30, 2006

 ☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form 10-K
 ☐ Transition Report on Form N-SAR
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K

 For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: VIKING SYSTEMS, INC.

Former Name if applicable: N/A

Address of Principal Executive Office:
4350 La Jolla Village Dr., Suite 900
San Diego, CA 92122

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

 Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Our filing of Form 10-QSB for the quarter ended September 30, 2006 has been delayed in order for us to participate in a conversation with the SEC regarding their position on our most recent SB-2 registration statement . On November 8, 2006, we were notified by the SEC, that they would not allow the Conversion Shares and the Warrant Shares remaining from our Series B preferred stock financing to be registered on a resale basis under SEC Rule 415(A) (1)(i) and registration of such shares must be done as a primary registration. We had a conference call with the SEC to review and discuss their determination on November 14, 2006. Because we deferred our filing until after completion of this call, additional time is necessary to file our Form 10-QSB for the quarter ended September 30, 2006. The Registrant undertakes the responsibility to file such quarterly report no later than five calendar days after its original due date.

 Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Gregory M. Decker
Chief Financial Officer
4350 La Jolla Village Dr., Suite 900
San Diego, CA 92122
Phone: 858.431.4010

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2006, Viking Systems, Inc. (the "Company") expects to report revenue of $1.5 million, gross profit of $0.5 million and an operating loss of $2.0 million. This is compared to revenue for the three months ended September 30, 2005 of $1.1 million, gross profit of $0.3 million and an operating loss of $1.0 million. For the nine months ended September 30, 2006, the Company expects to report total revenue of $3.6 million, gross profit of $1.0 million and an operating loss of $5.3 million. This is compared to revenue for the comparable 2005 nine month period of $3.1 million, gross profit of $0.9 million and an operating loss of $3.0 million.

The Company estimates net income for the three months ended September 30, 2006 of $1.5 million and a net loss for the nine months ended September 30, 2006 in the amount of $7.2 million. This is compared to net losses of $2.1 million and $4.8 million for the three and nine months ended September 30, 2005, respectively.

Results for the three and nine months ended September 30, 2006 remain subject to further review and adjustment, if necessary, and actual results may differ for the foregoing estimates.

Viking Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006	By: /s/ Gregory M. Decker Gregory M. Decker Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).